March 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             REQUEST FOR ACCELERATION OF EFFECTIVENESS
MediWound (CIK No. 0001593984)
Registration Statement on Form F-1 (File No. 333-193856)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MediWound Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-193856), as amended, to 4:00 p.m., Eastern Time, on Wednesday, March 19, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Jonathan Miner at (212) 819-8947 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

MEDIWOUND LTD.

By:	/s/ SHARON MALKA
Name: Sharon Malka
Title: Chief Financial Officer

Signature Page to Company Acceleration Request

CREDIT SUISSE SECURITIES (USA) LLC
JEFFERIES LLC
BMO CAPITAL MARKETS CORP.

c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

March 17, 2014

Re:	MediWound Ltd. Registration Statement on Form F-1 Registration File No. 333-193856

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form F-1, as filed on February 10, 2014 and as amended through Amendment No. 3 as filed on March 14, 2014, and (ii) the Preliminary Prospectus issued March 3, 2014, were distributed during the period March 3, 2014 through 12 noon, Eastern Standard Time, March 17, 2014, as follows:

Registration Statement	Preliminary Prospectus
4 to 4 Underwriters		638 to 638 Institutions

		1,030 to 1,030 Dealers, Underwriters and Others

Total: 4	Total:	1,668

We were advised by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of MediWound Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on Wednesday, March 19, 2014, or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

BMO CAPITAL MARKETS CORP.

Acting severally on behalf of themselves and the several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Mark Page
Name: Mark Page
Title: Managing Director

Signature Page to Underwriter Acceleration Request